(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 001-31783 CUSIP Number: 75061P102

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAE SYSTEMS INC.

Full Name of Registrant

N/A

Former Name if Applicable

1339 Moffett Park Drive

Address of Principal Executive Office (Street and Number)

Sunnyvale, CA 94089

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company reported in its Form 10-K/A for the fiscal year ended December 31, 2004 a material weakness related to inadequate codification of the Company’s revenue recognition policies and review procedures to ensure that revenues are recorded in the proper period. The material weakness identified with respect to the Company’s revenue recognition practices relates to the following specific circumstances: The Company identified a single distributor in Canada, accounting for less than 1% of our annual revenues, who (a) had not signed the Company’s standard distributor agreement sent to the distributor over the last three years and (b) from time to time, placed purchase orders with a “right of return” clause. The Company’s internal control processes originally failed to identify and consider the accounting impact of this right of return clause. In addition, the Company identified several U.S. local, state and federal agency purchase orders with freight delivery terms of “FOB destination” rather than “FOB factory, “ the Company’s standard terms. Typically, it takes from two to five days for deliveries to reach the Company’s U.S. customers. The Company’s internal control processes originally failed to identify and consider the accounting impact of these non-standard shipping terms. In both cases, revenues were incorrectly recognized in the periods in which shipment took place, when current revenue recognition rules required that the revenues be deferred until certain conditions were met. Under current revenue recognition rules, the revenues from the distribution customer should not have been recognized until the right of return had expired or the customer specifically disclaimed the right of return. In the case of the goods shipped “FOB destination,” the revenues should not have been recognized until proof of delivery was established. After conferring with the Audit Committee of the Company and its independent registered public accounting firm on these matters, another independent certified public accounting firm was engaged to conduct an independent study (agreed-upon procedures report) of the impact of the Company’s revenue recognition practices. The Company expects to receive a completed agreed-upon procedures report in due course, which will enable the Company to finalize its determination of the impact of these matters, if any, on its first quarter results. To ensure accuracy, the Company has delayed the filing of its Form 10-Q for the period ended March 31, 2005 until such time as it can receive and evaluate the independent procedures report. The Company will file its Form 10-Q for the first quarter ended March 31, 2005 as soon as practicable thereafter.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald W. Morgan, Vice President and Chief Financial Officer (Name)	(408) (Area Code)	752-0723 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the period ended March 31, 2005, to be reported in the quarterly report on Form 10 - Q, may reflect significant changes from the corresponding period for the last fiscal year. However, because of the uncertainty relating to the reasons described in Part III above, the Company is unable to provide any reasonable estimates quantifying the results at this time.

RAE Systems, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2005	By	/s/ Donald W. Morgan
Donald W. Morgan Vice President and Chief Financial Officer